EXHIBIT 12b

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended
	December 31,
	2017	2016	2015	2014	2013

Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$(250)	$(43)	$1,367	$1,251	$1,063
(Income) Loss from Equity Investees, net of Distributions	4	7	1	3	(10)
Fixed Charges	139	142	152	150	143
Capitalized Interest	9	11	(1)	1	1
Total Earnings	$(98)	$117	$1,519	$1,405	$1,197
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$128	$138	$148	$146	$139
Interest Factor in Rentals	11	4	4	4	4
Total Fixed Charges	$139	$142	$152	$150	$143

Ratio of Earnings to Fixed Charges (C)	(0.71)	0.82	9.99	9.37	8.37

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity method investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.

(C)
The ratio of earnings to fixed charges for the year ended December 31, 2017, was (0.71), as noted above, which represents a deficiency of $237 million. The ratio of earnings to fixed charges for the year ended December 31, 2016, was 0.82, as noted above, which represents a deficiency of $25 million.